August 22, 2022

VIA EDGAR

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jane Park

    Re:    Request for Acceleration
        Invacare Corporation
        Registration Statement on Form S-3
        Filed August 16, 2022
        File No. 333-266915

Invacare Corporation (the “Company”) respectfully requests pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the above-referenced Registration Statement be accelerated to 4:01 p.m., Eastern Time, on August 24, 2022, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of the securities specified in the above-referenced Registration Statement.

Once the Registration Statement has been declared effective, please orally confirm that event with Kristofer K. Spreen of Calfee, Halter & Griswold LLP, counsel to the Company, at (216) 622-8826.

Very truly yours,

Invacare Corporation

By: /s/ Kathleen P. Leneghan
Name: Kathleen P. Leneghan
Title: Senior Vice President and Chief Financial Officer